40 - 33

811 - 5667

**STRONG**

STRONG CAPITAL MANAGEMENT

One Hundred Heritage Reserve | Menomonee Falls, Wisconsin 53051

04044468

October 12, 2004



Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

STRONG ADVANTAGE FUND INC.

Re: Strong Capital Management, Inc.

Dear Sir or Madam:

Per Section 33 of the Investment Company Act of 1940, please find enclosed three pleadings that has been filed against Strong Capital Management, Inc. ("SCM") and various Strong Funds. Please see Attachment A for a list of the registered investment companies for which SCM acts as investment adviser.

Please call me at (414) 577-7570 if you have any questions.

Sincerely,

Jeanine M. Bajczyk

Jeanine M. Bajczyk
Associate Counsel



Enclosures

# Attachment A

| *Registered Investment Company* | *File Number* |
|---|---|
| | |
| Strong Advantage Fund, Inc. | 811-5667 |
| Strong Asia Pacific Fund, Inc. | 811-8098 |
| Strong Balanced Fund, Inc. | 811-3256 |
| Strong Common Stock Fund, Inc. | 811-5687 |
| Strong Conservative Equity Funds, Inc. | 811-7656 |
| Strong Corporate Bond Fund, Inc. | 811-4390 |
| Strong Discovery Fund, Inc. | 811-5341 |
| Strong Equity Funds, Inc. | 811-8100 |
| Strong Equity Funds II, Inc. | 811-4384 |
| Strong Government Securities Fund, Inc. | 811-4798 |
| Strong Heritage Reserve Series, Inc. | 811-7285 |
| Strong High-Yield Municipal Bond Fund, Inc. | 811-7930 |
| Strong Income Funds, Inc. | 811-6195 |
| Strong Income Funds II, Inc. | 811-7335 |
| Strong Income Trust | 811-21209 |
| Strong International Equity Funds, Inc. | 811-6524 |
| Strong Large Cap Growth Fund, Inc. | 811-3254 |
| Strong Life Stage Series, Inc. | 811-9091 |
| Strong Money Market Fund, Inc. | 811-4374 |
| Strong Municipal Bond Fund, Inc. | 811-4769 |
| Strong Municipal Funds, Inc. | 811-4770 |
| Strong Opportunity Fund, Inc. | 811-3793 |
| Strong Opportunity Fund II, Inc. | 811-6552 |
| Strong Short-Term Bond Fund, Inc. | 811-5108 |
| Strong Short-Term Global Bond Fund, Inc. | 811-8320 |
| Strong Short-Term Municipal Bond Fund, Inc. | 811-6409 |
| Strong Variable Insurance Funds, Inc. | 811-6553 |

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

| | | |
|---|---|---|
| IN RE MUTUAL FUNDS INVESTMENT LITIGATION | : | MDL No. 1586<br>Judge J. Frederick Motz |
| This Document Relates to: | : | |
| Brian Flynn v. Strong Captial Management, Inc. et al., Civil Action No. 1:04-CV-00949 | : | 1:04-md-15864-FPS<br>Judge Frederick P. Stamp |

**AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT**

Plaintiff Brian Flynn ("Plaintiff"), a participant in the Strong Capital Management, Inc. Profit Sharing and 401K Plan, (the "Plan"), on behalf of himself and a class of all others similarly situated, alleges as follows:

## INTRODUCTION

1. This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries, including Strong Capital Management, Inc. ("Strong" or the "Company").

2. 401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. An employee participating in a 401(k) plan may have the option of purchasing the mutual funds of his employer, often the Sponsor of the plan, for part of his retirement investment portfolio. Upon information and belief, mutual funds within the family of 71 Strong funds (collectively, the "Strong Funds") are investment alternatives in the Plan.

3. Plaintiff was an employee of Strong during the Class Period and is a participant in the Plan.

4. Plaintiff alleges that Defendants, as fiduciaries of the Plan, breached their duties to him and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings and acquisitions of Strong Funds.

5. During the Class Period, Defendants knew or should have known that Strong Funds were imprudent investment alternatives for the Plan. Defendants played an active role in implementing unlawful timing and late trading methods utilized at Strong to artificially dilute the value of certain investment alternatives within the Plan, namely, the Strong Funds, or had intimate knowledge of these activities.

6. Defendants are liable under ERISA to restore losses sustained by the Plan participants as a result of their breaches of their fiduciary obligations.

**JURISDICTION AND VENUE**

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8. Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches for which relief is sought occurred in this district, and/or some Defendants reside or maintain their primary place of business in this district.

## THE PLAN

9. The Strong Capital Management, Inc. Profit Sharing and 401K Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A). The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

10. According to Strong's Annual Return/Report of Employee Benefit Plan, filed on October 12, 2002 for calendar year 2001 (the "2001 Form 5500"), Strong is the Plan Sponsor and Administrator. As the Administrator of the Plan, Strong has overall responsibility for the operation and administration of the Plan including but not limited to: (1) the power to construe and interpret the Plan; (2) the discretionary authority to add and/or remove investment options under the Plan, which includes the responsibility to evaluate each investment option under the Plan; and (3) the power to delegate responsibilities.

11. Upon information and belief, Plan participants are permitted each pay period to contribute a percentage of their compensation into the Plan, and direct their contributions into one of a number of mutual funds and fixed income investments. Upon information and belief, among these investment alternatives, participants can choose to direct all or part of their contributions into various funds within the Strong fund family (the "Strong Funds").

12. Upon information and belief, the Company's Plan consists primarily of twenty-eight investment alternatives from the Strong family of mutual funds.

13. According to the Company's 2001 Form 5500, as of December 31, 2001, the Plan's interest in registered investment companies (i.e. mutual funds) totaled $51,332,317, or 95.9% of the Plan's net assets.

14. Upon information and belief, among the Plan's twenty-eight investment alternatives are the Strong Growth 20 Fund, Strong Growth Fund, Advisor Mid Cap Growth Fund, Strong Large Cap Growth Fund, and Strong Dividend Income Fund. All five of these funds were recently named by New York Attorney General Eliot Spitzer as having engaged in illegal timing and late trading activity.

15. Moreover, on September 26, 2003, Strong admitted that it permitted a hedge fund to engage in improper market-timing trades with four of the above funds, the Strong Growth 20 Fund, Strong Growth Fund, Advisor Mid Cap Growth Fund, and Strong Large Cap Growth Fund

16. Upon information and belief, all of the investment alternatives available to Plan participants were, during the Class Period, similarly diluted by the defendants' illegal timing and late trading activities.

17. As a result of defendants' treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, defendants materially diluted the value of these assets of the Plans.

## PARTIES

### Plaintiff

18. Plaintiff Brian Flynn was a Strong employee, is a participant in the Plan pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and holds Strong Funds in his retirement investment portfolio.

## Defendants

19. Defendant Strong Capital Management, Inc. is a Wisconsin corporation, with its principal executive offices located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051. Strong is the investment advisor for the Strong family of funds, and is responsible for the day-to-day management of the investment portfolio and other business affairs of the funds.

20. Strong is a fiduciary of the Plan within the meaning of ERISA. The Company exercises discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to, the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan. Strong at all times acted through its officers and employees, including its Chief Executive Officer ("CEO") and members of any Board oversight and/or Plan administrative committee, appointed by the Company to perform Plan-related fiduciary functions in the course and scope of their employment. Upon information and belief, Strong had, at all applicable times, effective control over the activities of its officers and employees, including over their Plan-related activities. Strong, through its Executive Officers or otherwise, had the discretionary authority to hire and terminate said officers and employees. Strong, through its Board and otherwise, also had the discretionary authority to appoint, monitor, and remove officers and employees from their individual fiduciary roles with respect to the Plan. By failing properly to discharge their fiduciary duties under ERISA, the officer and employee fiduciaries breached duties they owed to Plan participants and their beneficiaries. Accordingly, the actions of the Plan's Administrator,

Administrative Committee and/or any other employee fiduciaries are imputed to Strong under the doctrine of *respondeat superior*, and Strong is liable for these actions.

21. Defendant Richard S. Strong ("Richard Strong") served as Director/Trustee and Chairman of the Board of the Strong Funds during the Class Period. Upon information and belief, Richard Strong was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

22. Defendant Willie D. Davis ("Davis") served as Director/Trustee of the Strong Funds during the Class Period. Upon information and belief, Davis was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

23. Defendant Stanley Kritzik ("Kritzik") served as Director/Trustee of the Strong Funds during the Class Period. Upon information and belief, Kritzik was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

24. Defendant William F. Vogt ("Vogt ") served as Director/Trustee of the Strong Funds during the Class Period. Upon information and belief, Vogt was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

25. Defendant Neal Malicky ("Malicky ") served as Director/Trustee of the Strong Funds during the Class Period. Upon information and belief, Malicky was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

26. Defendant Gordon B. Greer ("Greer") served as Director/Trustee of the Strong Funds during the Class Period. Upon information and belief, Greer was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

27. Defendants include named and de facto fiduciaries with respect to the Plan. All Defendants exercised discretionary authority or control regarding management of the Plan; management of the Plan's assets; and/or administration of the Plan.

## CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of himself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Strong Plan at any time between October 30, 1998 and the present (the "Class Period") and whose accounts included investments in Strong Funds.

29. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time, and can only be ascertained through appropriate discovery, Plaintiff believes there are, at a

minimum, thousands of members of the Class who participated in, or were beneficiaries of, the Plan during the Class Period.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether Defendants each owed a fiduciary duty to Plaintiff and members of the Class;

(b) whether Defendants breached their fiduciary duties to Plaintiff and members of the Class by failing to act prudently and solely in the interests of the Plan's participants and beneficiaries;

(c) whether Defendants violated ERISA; and

(d) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

31. Plaintiff's claims are typical of the claims of the members of the Class because Plaintiff and the other members of the Class each sustained damages arising out of the Defendants' wrongful conduct in violation of federal law as complained of herein.

32. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action, complex, and ERISA litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

33. Class action status in this ERISA action is warranted under Rule 23(b)(1)(B) because prosecution of separate actions by the members of the Class would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the actions, or substantially impair or impede their ability to protect their interests.

34. Class action status is also warranted under the other subsections of Rule 23(b) because: (i) prosecution of separate actions by the members of the Class would create a risk of establishing incompatible standards of conduct for Defendants; (ii) Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive, declaratory, or other appropriate equitable relief with respect to the Class as a whole; and (iii) questions of law or fact common to members of the Class predominate over any questions affecting only individual members and a class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

## DEFENDANTS' FIDUCIARY STATUS

35. During the Class Period, upon information and belief, Defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

36. During the Class Period, all of the Defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

37. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). Upon information and belief, at least Strong is a named fiduciary of the Plan.

38. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, Strong chose to internalize this fiduciary function.

39. ERISA treats as fiduciaries not only persons explicitly named as fiduciaries under § 402(a)(1), but also any other persons who act in fact as fiduciaries, *i.e.*, performed fiduciary

functions. Section 3(21)(A)(I) of ERISA, 29 U.S.C. §1002(21)(A)(I), provides that a person is a fiduciary "to the extent . . . he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management of disposition of its assets . . . ." During the Class Period, Defendants performed fiduciary functions under this standard, and thereby also acted as fiduciaries under ERISA.

## DEFENDANTS' CONDUCT

### A. The Strong Funds Were Imprudent Investments for the Plan

40. Plaintiff hereby incorporates by reference in their entirety the allegations contained in the section entitled "SUBSTANTIVE ALLEGATIONS," and subsection A entitled "The Strong Defendants" of the section entitled "ADDITIONAL SCIENTER ALLEGATIONS" contained in the Consolidated Amended Complaint against Strong and the individual defendants herein for securities law violations filed with the Court in the In Re Strong track of the In Re Mutual Funds Investment Litigation, MDL 1586, Civil Action No. 1:04-md-15864-FPS.

### B. Defendants Knew or Should have Known that the Strong Funds Were Not Prudent Plan Investments

41. Throughout the Class Period, Strong and Strong employees knowingly engaged in illegal conduct involving timing and late trading of the Strong Funds, as described above, which, upon information and belief, constituted a majority of the available investment alternatives in the Plan.

42. Strong's illegal timing and late trading activities materially diluted the value of the Strong Funds which, upon information and belief, comprised a majority of the investment alternatives within the Plan.

43. Throughout the Class Period, the Defendants knew that the Strong Funds investment alternatives were diluted in value as a result of Strong's regular practice of allowing entities to time and late trade its funds.

44. At all relevant times, Defendants knew or should have known that Strong was improperly diluting the revenues of the Strong Funds by devising and implementing a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and other favored investors to engage in late trading and timing of the Strong Funds throughout the Class Period and in violation of their fiduciary duties to the Plan participants. Additionally, the Company's founder and Chairman, defendant Strong, allegedly engaged in frequent market timing activities for his own personal gain.

45. Defendants failed to conduct an appropriate investigation into whether the Strong Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the Strong Funds' true financial health, such that other fiduciaries and the Plan participants could make informed decisions regarding the Strong Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

46. Defendant Richard Strong's failure in this regard is particularly acute. As a result of his role as Strong's CEO and Board Chairman, Richard Strong knew or should have known of the Company's improper practices. Indeed, he is alleged to have engaged in market timing of Strong Funds for his own personal gain. Yet, upon information and belief, despite his obligation to properly and materially inform Plan participants of the true risks involved with holding Strong Funds, he remained silent.

47. An adequate investigation by Defendants would have revealed to a reasonable fiduciary that investment by the Plan in the Strong Funds, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

48. Because Defendants knew or should have known that the Strong Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in Strong Funds.

49. Defendants had available to them several different options for satisfying this duty, including: making appropriate public disclosures as necessary; divesting the Plan of the Strong Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by Strong they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of Strong Funds.

## C. Defendants Regularly Communicated with Plan Participants Concerning Purchases of the Strong Funds, Yet Failed to Disclose the Imprudence of Investment in Strong Funds

50. Upon information and belief, Strong regularly communicated with Plan participants about Strong's performance, future financial and business prospects, and the Strong Funds, collectively, the largest single asset in the Plan. During the Class Period, the Company fostered a positive attitude toward the Strong Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual funds of their employer by not disclosing negative material information concerning investment in the Strong Funds. As such, Plan

participants could not appreciate the true risks presented by investments in the Strong Funds and therefore could not make informed decisions regarding investments in the Plan.

**CLAIMS FOR RELIEF UNDER ERISA**

51. At all relevant times, Defendants were and acted as fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

52. ERISA § 502, 29 U.S.C. §1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. §1109.

53. ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

54. ERISA § 404(a)(1)(A) and (B), 29 U.S.C. § 1104(a)(1)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants* and beneficiaries, for the *exclusive purpose of providing benefits to participants* and their beneficiaries, and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

55. These fiduciary duties under ERISA § 404(a)(1)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things,

a. The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance the Strong Funds, to ensure that each investment is a suitable option for the plan;

b. A duty to avoid conflicts of interest and to resolve them promptly when they occur. A fiduciary must always administer a plan with an "eye single" to the interests of the participants and beneficiaries, regardless of the interests of the fiduciaries themselves or the plan Sponsor;

c. A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

56. ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

> "...in addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section

> 404(a)(1), 29 U.S.C. §1104(a)(1), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach."

57. Plaintiff therefore bring this action under the authority of ERISA §502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the Defendants.

## CAUSATION

58. The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by Defendants, through Plan asset investment in the Strong Funds, during the Class Period, in breach of Defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

59. Defendants are responsible for losses caused by participant direction of investment in the Strong Funds, because Defendants failed to take the necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. Defendants concealed material, non-public facts from participants, and provided misleading, inaccurate, and incomplete information to them regarding the true health and ongoing profitability of the Strong Funds, misrepresenting its soundness as an investment vehicle. As a consequence, participants did not exercise independent control over their investments in the Strong Funds, and Defendants remain liable under ERISA for losses caused by such investment.

60. Had the defendants not breached their fiduciary and/or co-fiduciary duties by treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, the Plans would have avoided a substantial portion of the losses suffered through continued investment in Strong Funds.

61. Had the Defendants properly discharged their fiduciary and/or co-fiduciary duties, including the provision of full and accurate disclosure of material facts concerning investment in the Strong Funds, eliminating Strong Funds as an investment alternative when it became imprudent, and divesting the Plan from the Strong Funds when maintaining such an investment became imprudent, the Plan would have avoided a substantial portion of the losses that it suffered through its continued investment in the various Strong Funds.

## COUNT ONE

### Violations of ERISA § 404

62. Plaintiffs incorporate by reference all allegations of this Complaint as set forth in the paragraphs above.

63. The duties of loyalty, exclusive purpose and prudence provided for in ERISA § 404(a)(1) require, among other things, that fiduciaries of ERISA plans conduct adequate and diligent fiduciary reviews of the investment policies of plans they serve, and monitor those policies and investments so that the plan assets remain prudently invested; and that fiduciaries not place themselves in a conflicted position such that they compromise their ability to fulfill

their ERISA duties to the plan and participants, for whom they are obligated to serve loyally and exclusively, with an "eye single."

64. These fiduciary obligations required Strong, and at least a subset of named and unnamed individual Defendants, to determine if the Strong Funds remained suitable and prudent investment options during the Class Period considering the unlawful timing and late trading practices that Strong engaged in which were known to these Defendants.

65. The prudence and necessity of conducting an adequate and diligent fiduciary review to determine whether to maintain the Strong Funds as an investment alternative was particularly acute since the Strong Funds, collectively, are, at all times relevant, the largest single investments of the Plan; an inherently risky single equity "wager" for the Plan's retirement savings portfolio.

66. By virtue of all the facts and events alleged herein, Defendants, each of them a fiduciary of the Plan, failed to discharge their ERISA-mandated fiduciary duties with respect to the Plan/Plan participants loyally, prudently and for the exclusive benefit of the Plan and its participants and beneficiaries, in violation of ERISA §§ 404(a)(1)(A) and (B), 29 U.S.C. §§ 1104(a)(1)(A) and (B), and at all times beginning at least October 30, 1998, if not before, and thereafter, by, among other things:

a. Failing to conduct an adequate and diligent fiduciary review to determine whether the Strong Funds were a prudent and suitable investment option when they knew or should have known that new shares of the Strong Funds purchased after October 30, 1998, were an imprudent investment as a result of Strong's engagement in unlawful timing and late trading activities;

b. Causing the Plan to continue to offer the Strong Funds as investment alternatives at a time when they knew or should have known that shares of the Strong Funds purchased during the Class Period were imprudent plan investments as a result of Strong's unlawful timing and late trading activities;

c. Causing the Plan to continue *to acquire* new shares of Strong Funds after October 30, 1998 when such acquisition was clearly no longer prudent and was occurring at per share prices that exceeded fair market value and therefore represented more than adequate consideration for such shares;

d. Failing to provide adequate information to participants and beneficiaries of the Plan with respect to the Strong Funds, and the underlying true risk of such investment alternatives in light of the facts known to them during the Class Period;

e. Concealing from participants and beneficiaries of the Plan material facts regarding Strong's unlawful timing and late trading activities, which prevented participants of the Plan from exercising independent control over investments in the Strong Funds;

f. Permitting the Plan and its participants to invest in, acquire, accumulate and hold shares of the Strong Funds during the Class Period, at such a time when investment in the Strong Funds was no longer suitable or prudent as an investment alternative under the Plan.

67. As a result of the above enumerated breaches of duty of loyalty, exclusive purpose and prudence in violation of ERISA § 404(a)(1), Strong and at least a subset of the named and unnamed individual Defendants caused losses to the Plan which they are legally obligated to restore pursuant to ERISA § 409(a).

68. Beginning at least as early as October 30, 1998 and through to the present, the Strong Funds, became and remained an imprudent and unsuitable retirement investment.

69. During this time frame, upon information and belief, these Defendants improperly permitted the Plan to invest millions of dollars in the Strong Funds.

70. In lieu of investing in the Strong Funds while the alleged timing and late trading activity was occurring, the Plan should have been investing in other suitable replacement investment alternatives.

71. Had the Plan invested in investments other than the Strong Funds, from at least October 30, 1998 and thereafter, the overall account balances of Plan participants would have been worth far more today than the actual current value of their accounts.

72. Defendants are legally required pursuant to ERISA § 409(a) to restore to the Plan the losses resulting from their breaches determined by comparing the actual value of the Plan participant accounts imprudently invested in the Strong Funds during the Class Period to what such accounts would have been worth today had Plan assets been invested in suitable investment alternatives. Such loss amount shall be proven at trial, applying ERISA loss analysis and standards in which the measure of loss considers the most profitable investment alternative and

ambiguities in loss calculation are resolved against the breaching fiduciaries and in favor of the Plaintiff.

73. Defendants may not avail themselves of any defense under ERISA § 404(c) to relieve them of liability for their ERISA violations insofar as: (a) ERISA § 404(c) does not relieve fiduciaries of the responsibility under ERISA §404(a)(1)(A) and (B) to select prudent and suitable investment options in the first instance, and to monitor those selections, and therefore the fiduciaries of the Plan had ongoing fiduciary liability with respect to the selection of investment options, including the choice of the Strong Funds, even if participants were permitted to direct the investment of their accounts; (b) the Plan participants never exercised "independent control," within the meaning of 29 C.F.R. § 2550.404(c)-1(c)(2), over investment decisions regarding the Strong Funds, as required by ERISA § 404(c), because participants were not provided with adequate and truthful information concerning investment in the Strong Funds as an investment option selected and offered by certain Defendants Plan fiduciaries; (c) the Plan did not satisfy the administrative requirements under Department of Labor regulations for the application of ERISA § 404(c); and (d) any Plan provision which purports to relieve fiduciaries of the obligation to select and monitor prudent investment options, and transfer such liability to participants, would be void as against public policy and be in violation of ERISA § 410, 29 U.S.C. § 1110.

**WHEREFORE**, Plaintiff prays for relief as set forth below.

<u>COUNT TWO</u>

**Violations of ERISA § 406 – Prohibited Transactions**

74. Plaintiff incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

75. By virtue of all the facts and events alleged herein, defendants, in connection with their actions and omissions in authorizing and causing the Plans to treat certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, caused the Plans to engage in transactions that constituted a direct or indirect sales or exchanges of property between the Plans and a party-in-interest, in violation of ERISA §§ 406(a), 29 U.S.C. §§ 1106(a).

76. Because the price Plan fiduciaries caused to be paid by the Plan for such shares and by participants for "participation interests" exceeded fair market value and was for more than adequate consideration, the prohibited transactions are not exempt under the provisions of ERISA § 408(e)(1), 29 U.S.C. § 1108(e)(1).

77. At such time as Strong engaged in unlawful timing and late trading activities, shares of the Strong Funds remained inflated in value and the fiduciaries of the Plan continued to engage in prohibited transactions by causing the Plan to pay more than adequate consideration for the shares of the Strong Funds.

78. During this time frame the Plan invested, upon information and belief, at least millions of dollars, in shares of the Strong Funds at prices in that exceeded fair market value and

adequate consideration. The Plan and its participants paid more than adequate consideration for their "participation interests" in the Plan.

79. Because the acquisition of shares of the Strong Funds and participation interests by the Plan and its participants for more than adequate consideration was a prohibited transaction which is a "per se" violation of ERISA §§406(a), 29 U.S.C. §§ 1106(a), under ERISA §§ 409(a) and 502(a)(2) and (3), 29 U.S.C. §§ 1109(a) and 1132(a)(2) and (3), the Court has the power to redress such violations by undoing the prohibited transaction. In the present case, the appropriate remedy would be for the Court to restore to the Plan the consideration which was paid by the Plan and its participants to acquire shares of the Strong Funds and participation interests at inflated prices and for more than adequate consideration.

80. In addition, in order to fully restore the Plan and its participants to the position they would have been in had the fiduciaries of the Plan and Strong as party-in-interest not engaged in the prohibited transactions alleged in this Complaint, the Plan is entitled to recover the amount the contributions used to purchase shares of the Strong Funds would have earned had such amounts been instead invested in suitable investment alternatives.

**WHEREFORE**, Plaintiff prays for relief as set forth below.

## COUNT THREE

### Violation of ERISA § 404 – Duty to Monitor

81. Plaintiff incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

82. By virtue of the foregoing facts and events alleged herein, Strong, as well as the named and unnamed individual Defendants, failed to discharge their duties with respect to the

Plan loyally, prudently and for the exclusive benefit of the Plan and its participants and beneficiaries, in violation of ERISA §§ 404(a)(1)(A) and (B), 29 U.S.C. §§ 1104(a)(1)(A) and (B), and at all times beginning at least as early as October 30, 1998 and thereafter, by, among other things:

a. Failing to adequately monitor the Plan to ensure that Plan administration was in compliance with the terms of the Plan and ERISA statutory standards, and satisfied the needs of the Plan, when defendants knew or should have known that the Plan's investments in the Strong Funds were not prudent as a result of the illegal timing and late trading activities going on during the Class Period;

b. Failing to adequately monitor the Plan to ensure that Plan fiduciaries and/or participants were provided with adequate and truthful information concerning investments in the Strong Funds; and

c. Failing to prevent the Plan from acquiring new shares of the Strong Funds, at inflated per share prices which they knew or should have known such purchases were made at greater than fair market value and represented more than adequate consideration for such shares.

83. As a result of the above-enumerated breaches of ERISA duties of loyalty, exclusive purpose and prudence in violation of ERISA § 404(a)(1), the individual Defendants caused losses to the Plan which they are legally obligated to restore pursuant to ERISA § 409(a).

84. Had the Plan invested all contributions and Plan holdings that were steered toward the Strong Funds in other available and/or potentially available investment vehicles, the overall

value of Plan assets would have been worth far more today than the actual value of Plan assets which were vastly depreciated by the improvident investment in Strong equity.

85. Had the Plan invested all contributions and Plan holdings that were steered toward the Strong Funds in other available and/or potentially available investment vehicles, the overall value of Plan assets would have been worth far more today than the actual value of Plan assets which were vastly depreciated by the improvident investment in the Strong Funds.

86. Defendants are legally required pursuant to ERISA §409(a) to restore to the Plan the losses determined by comparing the actual value of the Plan assets which included the improper investment in the Strong Funds, to what Plan assets would have been worth today had Plan contributions and existing Plan holdings in the Strong Funds instead been invested in suitable investment alternatives. Such loss amount shall be proven at trial, applying ERISA loss analysis and standards in which all ambiguities in loss calculation are resolved against the breaching fiduciaries and in favor of the Plaintiff.

**WHEREFORE**, Plaintiff prays for relief as set forth below.

## COUNT FOUR

### Violations of ERISA § 405 - Claims for Relief for Co-Fiduciary Liability

87. Plaintiff realleges and incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

88. By virtue of all the facts and events alleged herein, all Defendant-fiduciaries, by failing to comply with their specific fiduciary responsibilities under ERISA § 404(a)(1) enabled their co-fiduciaries to commit violations of ERISA and, with knowledge of such breaches, failed to make reasonable efforts to remedy the breaches. Accordingly, Defendant-fiduciaries are each

liable for the others' violations pursuant to ERISA §§ 405(a)(2) and (3), 29 U.S.C. §§ 1105(a)(2) and (3).

89. Information not present in this Complaint about the acts and omissions of the Defendant-fiduciaries that give rise to co-fiduciary liability under this Count is exclusively within the possession and/or knowledge of the Defendants-fiduciaries, and will be determined and developed during the discovery phase of this litigation.

**WHEREFORE,** Plaintiff prays for relief as set forth below

## REMEDY FOR BREACHES OF FIDUCIARY DUTY

90. The Defendant fiduciaries breached their fiduciary duties in that they knew or should have known the facts as alleged above, and therefore knew or should have known that the Plan's assets should not have been so heavily invested in Strong and Strong Funds equity.

91. As a consequence of the Defendants' breaches, the Plan suffered significant losses.

92. ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) authorizes a plan participant to bring a civil action for appropriate relief under ERISA § 409, 29 U.S.C. § 1109. Section 409 requires "any person who is a fiduciary . . . who breaches any of the . . . duties imposed upon fiduciaries . . . to make good to such plan any losses to the plan . . . ." Section 409 also authorizes "such other equitable or remedial relief as the court may deem appropriate . . . ."

93. With respect to calculation of the losses to a plan, breaches of fiduciary duty result in a presumption that, but for the breaches of fiduciary duty, the participants and beneficiaries in the plan would not have made or maintained its investments in the challenged investment and, where alternative investments were available, that the investments made or maintained in the

challenged investment would have instead been made in the most profitable alternative investment available. In this way, the remedy restores the values of the plan's assets to what they would have been if the plan had been properly administered.

94. Plaintiff and the Class are therefore entitled to relief from the Defendants in the form of: (1) a monetary payment to the Plan to make good to the Plan the losses to the Plan resulting from the breaches of fiduciary duties alleged above in an amount to be proven at trial based on the principles described above, as provided by ERISA § 409(a), 29 U.S.C. § 1109(a); (2) injunctive and other appropriate equitable relief to remedy the breaches alleged above, as provided by ERISA §§ 409(a) and 502(a)(2-3), 29 U.S.C. §§ 1109(a) and 1132(a)(2-3); (3) reasonable attorney fees and expenses, as provided by ERISA § 502(g), 29 U.S.C. § 1132(g), the common fund doctrine, and other applicable law; (4) taxable costs and (5) interests on these amounts, as provided by law; and (6) such other legal or equitable relief as may be just and proper.

95. Each Defendant is jointly liable for the acts of the other Defendants as a co-fiduciary.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for:

A. A Declaration that the Defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B. A Declaration that the Defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(1)(B), 29 U.S.C. § 1104(c)(1)(B);

C. An Order compelling the Defendants to make good to the Plan all losses to the Plan resulting from Defendants' breaches of their fiduciary duties under all applicable ERISA provisions, including losses to the Plan resulting from imprudent investment of the Plan's assets, and to restore to the Plan all profits the Defendants made through use of the Plan's assets, and to restore to the Plan all profits which the Participants would have made if the Defendants had fulfilled their fiduciary obligations;

D. Imposition a Constructive Trust on any amounts by which any Defendant was unjustly enriched at the expense of the Plan as the result of breaches of fiduciary duty;

E. An Order enjoining Defendants, and each of them, from any further violations of their ERISA fiduciary obligations;

F. Actual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses;

G. An Order that Defendants allocate the Plan's recoveries to the accounts of all Participants who had any portion of their account balances invested in the Strong Funds, maintained by the Plan in proportion to the accounts' losses attributable to the decline in the price of the Strong Fund;

H. An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

I. An order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the common fund doctrine; and

J. An Order for equitable restitution and other appropriate equitable monetary relief against the Defendants.

DATED: September 29, 2004

**WECHSLER HARWOOD LLP**

By: /S/

Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400
Fax: (212) 753-3630

Attorneys for Plaintiff

**CERTIFICATE OF SERVICE**

I, Cary Savitz, hereby certify that I am not a party to the action, am over the age of eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff, and that on September 30, 2004, I served the foregoing **AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT** in the within action, by causing a true and correct copy of the same to be electronically mailed to counsel for defendants as indicated below:

Bruce E. Clark, Esq.
SULLIVAN & CROMWELL
125 Broadway Street
New York, New York 10004
(212) 558-3557
E-Mail: clarkb@sullcrom.com

Attorneys for Strong Capital Management

/S/

Cary Savitz

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

| | |
|---|---|
| IN RE AIM/INVESCO, ARTISAN, STRONG AND T. ROWE PRICE | CIVIL ACTION NO. 04-MD-15864 |
| COHEN V. STRONG ADVISOR COMMON STOCK FUND, ET AL. ("LEAD CASE") | CIVIL ACTION NO. 04-CV-00943<br>HONORABLE FREDERICK P. STAMP, JR. |

**NOTICE OF PARTIES ADDED AND PARTIES AGAINST WHOM ALL CLAIMS ARE DROPPED PURSUANT TO THE LETTER OF J. FREDERICK MOTZ DATED SEPTEMBER 24, 2004**

## I. Parties Added

Anthony J. D'Amato
AST Trust Co.
Aurum Securities Corp.
Bank of America Corporation
Bank of America Securities LLC
Bear Stearns & Co., Inc.
Bear Stearns Securities Corp.
Gordon Greer
Kaplan & Company Securities, Inc.
Michael Grady
MW Pritchard Hubble & Herr LLC
Neal Malicky
Prudential Securities, Inc.
Richard S. Strong
Ronald Ognar
Ryan Goldberg
Stanley Kritzik
Strong Advantage Fund, Inc.
Strong Conservative Equity Funds, Inc.
Strong Equity Funds II
Strong High-Yield Municipal Bond Fund, Inc.
Strong Investments Inc.
Strong Investor Services, Inc.
Strong Opportunity Fund II, Inc.
Strong Short-Term Bond Fund, Inc.
Strong Short-Term Global Bond Fund, Inc.
Strong Variable Insurance Funds, Inc.
Thomas Hooker

Trautman Wasserman & Co., Inc.
William Vogt
Willie Davis

## II. Parties Against Whom All Claims Are Dropped

Bruce C. Olson
Edvest[SM]
Oregon College Savings Plan[SM]
The Strong 529 Plan[SM]
Strong Advisor Bond Fund
Strong Advisor Common Stock Fund
Strong Advisor Mid Cap Growth Fund
Strong Advisor Short Duration Fund
Strong Advisor Small Cap Value Fund
Strong Advisor U.S. Value Fund
Strong All Cap Value Fund
Strong Asia Pacific Fund
Strong Balanced Fund
Strong Blue Chip Fund
Strong Corporate Bond Fund
Strong Corporate Income Fund
Strong Discovery Fund
Strong D ividend Income Fund
Strong Dow 30 Value Fund
Strong Endeavor Fund
Strong Energy Fund
Strong Enterprise Fund
Strong Equity Funds II, Inc. (f/k/a Strong Multi Cap Value Fund, Inc. and Strong Schafer Value Fund, Inc.)
Strong Financial Corporation
Strong Florida Municipal Money Market Fund
Strong Government Securities Fund
Strong Growth 20 Fund
Strong Growth and Income Fund
Strong Growth Fund
Strong Heritage Money Fund
Strong High-Yield Bond Fund
Strong High-Yield Municipal Bond Fund
Strong Index 500 Fund
Strong Intermediate Municipal Bond Fund
Strong Large Cap Core Fund
Strong Large Cap Growth Fund
Strong Large Company Growth Fund
Strong Life Stage Series – Aggressive Portfolio
Strong Life Stage Series – Conservative Portfolio
Strong Life Stage Series – Moderate Portfolio

Strong Mid Cap Disciplined Fund
Strong Minnesota Tax-Free Fund
Strong Money Market Fund
Strong Multi Cap Value Fund
Strong Municipal Bond Fund
Strong Municipal Money Market Fund
Strong Opportunity Fund
Strong Overseas Fund
Strong Short-Term Bond Fund
Strong Short-Term High Yield Bond Fund
Strong Short-Term High Yield Municipal Fund
Strong Short-Term Income Fund
Strong Short-Term Municipal Bond Fund
Strong Small Company Value Fund
Strong Strategic Value Fund
Strong Tax-Free Money Fund
Strong Technology 100 Fund
Strong U.S. Emerging Growth Fund
Strong Ultra Short-Term Income Fund
Strong Ultra Short-Term Municipal Income Fund
Strong Value Fund
Strong Wisconsin Tax-Free Fund
Thomas Ognar
William A. Ferer
William H. Reaves

Dated: September 29, 2004

Respectfully submitted,

MILBERG WEISS BERSHAD
& SCHULMAN LLP

/s/

Melvyn I. Weiss
David J. Bershad
Deborah Clark-Weintraub
Clifford S. Goodstein
Kim E. Levy
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

**Counsel for Lead Plaintiff Stephen J. Friedman, M.D. and Jeffrey P. Jannett and Lead Class Counsel for the Strong Subtrack**

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

| | |
|---|---|
| IN RE AIM/INVESCO, ARTISAN, STRONG AND T. ROWE PRICE | Civil Action No. 04-MD-15864 |
| COHEN V. STRONG ADVISOR COMMON STOCK FUND, ET AL. ("Lead Case") | Civil Action No. 04-CV-00943<br>Honorable Frederick P. Stamp, Jr. |

## CONSOLIDATED AMENDED COMPLAINT

Lead Plaintiff Stephen J. Friedman, M.D., Jeffrey P. Jannett (as joint tenant for accounts held by Jeffrey P. Jannett and Valerie S. Jannett), and the Jeffrey P. Jannett IRA (together with Friedman, "plaintiffs"), on behalf of themselves and all those similarly situated, allege the following based upon the investigation of counsel, which included a review of documents from proceedings initiated by the United States Securities and Exchange Commission ("SEC"), and the Office of the New York State Attorney General, as well as regulatory filings and reports, press releases and media reports. Plaintiffs' counsel have also interviewed and reviewed documents of certain former Strong employees as well as current and former employees of brokerage firms and market timers that were offered and/or utilized the ability to time Strong funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1. This federal class action, brought on behalf of persons who purchased or held shares in Strong mutual funds who were harmed by market timing of Strong mutual funds, asserts claims for violations of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the

"Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act") and the common law.

2. Mutual funds, including the Strong funds, are marketed to investors as prudent and comparatively risk-free long-term investments. They are the favored savings vehicle for more than 95,000,000 Americans and half of all the nation's households, and are widely held in pension plans and 529 college savings plans. The enormous growth and success of the mutual fund industry in the last twenty years has been driven in part by the industry's heretofore impeccable reputation for honesty and fair dealing. Based on this reputation, Strong saw phenomenal growth in the 1990's.

3. Unbeknownst to purchasers and holders of Strong funds, however, from at least January 1, 1999 to and including September 3, 2003, long-term buy and hold investors in Strong and other mutual funds were the unwitting victims of a fraudulent scheme perpetrated by, *inter alia*, mutual funds, their advisers and related entities, wealthy investors and hedge funds and large brokerage houses, that substantially diminished the returns of mutual fund shareholders while lining the pockets of the perpetrators. Specifically, Strong and other mutual fund complexes allowed a select group of insiders and favored investors in the funds to steal profits from long-term investors by engaging in "market timing" of Strong and other mutual funds – a practice that exploits short-term inefficiencies in the pricing of mutual funds and steals profits rightfully belonging to long-term buy and hold investors. In Strong's case, the favored investors included defendant Richard S. Strong, the founder of the Strong Funds.

4. Market timing of Strong and other mutual funds was facilitated by large brokerage firms who also functioned as clearing agents, including defendants Bear Stearns (as defined herein), Bank of America and Security Trust Company, who gave market timers an additional edge by allowing their

clearing platforms to be used by timers to trade mutual funds after the market close. This late trading was patently illegal.

5. Strong never disclosed the fact that these favored investors were being permitted to time Strong funds to the detriment of long-term shareholders. The prospectuses provided to investors at the time of their purchases (together with the applicable Registration Statements, "Prospectuses") made no mention of these secret arrangements. To the contrary, the Prospectuses indicated that excessive trading was detrimental to the funds and, therefore, would be prohibited. Thus, plaintiffs and other investors purchased and/or held shares of Strong mutual funds unaware that Strong was knowingly allowing insiders and wealthy investors who could potentially be a source of new business to time their trades and effectively steal profits from long-term shareholders.

## JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act of 1934 (15 U.S.C. §78aa); Section 22 of the Securities Act (15 U.S.C. §77v); Section 44 of the Investment Company Act (15 U.S.C. §80a-43); and 28 U.S.C. §§1331, 1337 and 1367.

7. Pursuant to 28 U.S.C. §1407, the Judicial Panel on Multidistrict Litigation (the "Panel") transferred the actions comprising this consolidated complaint to this District. Venue in the District is, therefore, proper.

8. Venue in the Eastern District of Wisconsin is also proper. Many of the acts charged herein, including the dissemination of materially false and misleading information, occurred in substantial part in the Eastern District of Wisconsin. Defendants conducted other substantial business within the Eastern District of Wisconsin and many Class members reside within that District. Defendants Strong Financial Corporation, Strong Capital Management, Inc., and Strong Investments,

Inc. were active participants in the wrongful conduct alleged herein and are headquartered within the Eastern District of Wisconsin.

9. Defendants, directly and/or indirectly, used the means and instrumentalities of interstate commerce, the United States mails, and the facilities or the national securities markets in connection with the acts, conduct, and other wrongs complained of herein.

## THE PARTIES

### A. Plaintiffs

10. Stephen J. Friedman, M.D. was appointed to serve as Lead Plaintiff in this Action by Order dated May 28, 2004. During the Class Period, Lead Plaintiff was a purchaser and/or holder of the Strong Growth 20 Fund.

11. During the Class Period, Jeffrey P. Jannett ("Jannett"), as joint tenant for accounts held by Jeffrey P. Jannett and Valerie S. Jannett, was a purchaser and/or holder of the Strong Growth, Strong Opportunity, Strong Short Term Bond, and Strong Ultra Short Term Funds. During the Class Period, the Jeffrey P. Jannett IRA was the purchaser and/or holder of the Strong Discovery, Strong Growth 20, Strong Multi Cap Value, Strong Opportunity, Strong Schafer Value, Strong Ultra Short Term, and Strong Value funds.

12. The particulars of Lead Plaintiff's and Jannett's purchases and holdings of Strong Funds are set forth in Exhibit I of the Declaration of Peter Seidman in Support of the Omnibus Motions, Submitted Pursuant to the Court's Direction as Issued from the Bench on April 12, 2004, for Appointment of Lead Plaintiffs for Each Mutual Fund Family, and Approval of Lead Plaintiffs' Selection of Counsel filed in this District on April 19, 2004.

## B. Defendants

### 1. Strong Defendants

13. Defendant Strong Financial Corporation ("Strong Financial" or "SFC"), founded in 1974, is a privately-held, multi-billion dollar financial services company based in Menomonee Falls, Wisconsin. At all relevant times, defendant Richard S. Strong controlled SFC by virtue of his 85% ownership interest. SFC is the parent company of defendants Strong Capital Management, Inc., Strong Investor Services, Inc., and Strong Investments, Inc. On May 26, 2004, SFC and Wells Fargo & Company announced that they had reached an agreement pursuant to which Wells Fargo would acquire SFC's asset management business. According to company press releases, the acquisition is subject to shareholder approval and is expected to be completed by the first quarter of 2005. Defendant SFC is a control person of defendants Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc. and the Registrants as defined in paragraphs 21-50 below within the meaning of the federal securities laws.

#### (a) The Adviser Defendants

14. Defendant Strong Capital Management, Inc. ("SCM"), a privately-held, registered investment adviser based in Menomonee Falls, Wisconsin, is a wholly owned subsidiary of SFC, and serves as the investment adviser for the Strong family of mutual funds ("Strong Funds") (each of which is a registered investment company under the Investment Company Act of 1940). Pursuant to an advisory agreement with the Strong Funds, SCM oversees the day-to-day management of all of the Strong Funds and is responsible for determining each fund's investment goals and strategy. As the manager of these funds, SCM participated in and enabled the wrongdoing described herein by, among other things, entering into a written agreement with defendant Canary (as defined herein) that allowed

Strong Funds to be timed, and allowing defendant Richard S. Strong to engage in short-term trading of Strong Funds. At all relevant times, Richard S. Strong controlled SCM by virtue of his ownership interest in SFC.

15. Defendant Richard S. Strong was, at all relevant times, (i) SFC's Chairman, Chief Executive Officer and Chief Investment Officer; (ii) SCM's Chairman and Chief Investment Officer; (iii) Chairman of the Board of Directors of the Strong Funds; and (iv) Chairman of Strong Investor Services, Inc. As alleged more fully herein, from 1998 through 2003, Strong engaged in frequent, short-term trading of at least ten Strong Funds, including the Strong Discovery Fund which he managed, through forty separate accounts that he controlled. According to Forbes, Richard S. Strong had a net worth of approximately $800,000,000 in 2003.

16. Defendant Anthony J. D'Amato ("D'Amato") was, at all relevant times, an executive vice president of SCM in the office of the CEO and a Vice President of defendant Strong Investments, Inc. D'Amato had an equity interest in defendant SFC of approximately 1.55%. As alleged more fully herein, D'Amato was responsible for negotiating a market-timing agreement between Strong and defendant Canary and directed Strong employees to facilitate Canary's frequent trading of Strong Funds.

17. Defendant Thomas Hooker ("Hooker") was, at all relevant times, SCM's Director of Compliance (1996-November 2001) and Chief Compliance Officer (December 2001 through February 2004). Hooker knew about market timing of Strong Funds, including the timing activity of defendant Richard S. Strong, and failed to disclose Richard Strong's market timing activities to regulators investigating market timing of Strong Funds.

18. Defendant Ronald Ognar ("Ognar") was, at all relevant times, the portfolio manager of three of the Strong Funds that Strong allowed Canary to time: Strong Growth 20, Strong Growth and

Strong Advisor Mid Cap Growth. Ognar participated in and enabled the wrongdoing described herein by, among other things, approving Canary's market timing of these funds.

19. Defendants SCM, Richard S. Strong, D'Amato, Hooker and Ognar are referred to collectively as the "Adviser Defendants."

**(b) The Underwriter**

20. Defendant Strong Investments Inc. ("Strong Investments" or "SII") is a wholly-owned subsidiary of SFC based in Menomonee Falls, Wisconsin that provides brokerage services and acts as the underwriter/distributor of the Strong Funds. SII is liable for the false and misleading disclosures concerning market timing activities contained in the Prospectuses issued during the Class Period. SII participated in and enabled the wrongdoing described herein by, among other things, instructing Strong Investor Services, Inc., which had identified Canary as a market timer and sought to block its trades, to allow Canary's short-term trading of Strong Funds.

**(c) The Registrants**

21. Defendant Strong Advantage Fund, Inc. is the registrant and issuer of the Strong Ultra Short Fund (f/k/a Strong Advantage Fund) and Strong Ultra Short-Term Income Fund.

22. Defendant Strong Asia Pacific Fund, Inc. is the registrant and issuer of the Strong Asia Pacific Fund.

23. Defendant Strong Balanced Fund, Inc. (f/k/a Strong Asset Allocation Fund, Inc.) is the registrant and issuer of the Strong Balanced Fund (f/k/a Strong Asset Allocation Fund).

24. Defendant Strong Balanced Stock Fund, Inc. (f/k/a Strong Schafer Funds, Inc.) is the registrant and issuer of the Strong Balanced Asset Fund (f/k/a Strong Balanced Stock Fund and Strong Schafer Balanced Fund).

25. Defendant Strong Common Stock Fund, Inc. is the registrant and issuer of the following Strong Funds: Strong Advisor Common Stock Fund (f/k/a Strong Common Stock Fund), Strong Advisor Endeavor Large Cap Fund, Strong Advisor Focus Fund and Strong Advisor Technology Fund.

26. Defendant Strong Conservative Equity Funds, Inc. is the registrant and issuer of the following Strong Funds: Strong Advisor U.S. Value Fund (f/k/a Strong Equity Income Fund), Strong Blue Chip Fund (f/k/a Strong Blue Chip 100 Fund), Strong Dividend Income Fund (f/k/a Strong American Utilities Fund), Strong Energy Fund (f/k/a Strong Limited Resources Fund), and Strong Growth and Income Fund.

27. Defendant Strong Corporate Bond Fund, Inc. is the registrant and issuer of the Strong Corporate Bond Fund.

28. Defendant Strong Discovery Fund, Inc. is the registrant and issuer of the Strong Discovery Fund.

29. Defendant Strong Equity Funds II, Inc. is the registrant and issuer of the following Strong Funds: Strong All Cap Value Fund, Strong Multi Cap Value Fund, Strong Small Company Value Fund and Strong Strategic Value Fund.

30. Defendant Strong Equity Funds, Inc. is the registrant and issuer of the following Strong Funds: Strong Advisor Large Company Core Fund, Strong Advisor Mid Cap Growth Fund (f/k/a Strong Mid Cap Growth Fund), Strong Advisor Small Cap Value Fund (f/k/a Strong Small Cap Value Fund), Strong Advisor Utilities and Energy Fund, Strong Dow 30 Value Fund, Strong Enterprise Fund, Strong Growth 20 Fund, Strong Growth Fund, Strong Index 500 Fund, Strong Internet Fund, Strong Large Cap Core Fund (f/k/a Strong Strategic Group Fund), Strong Large Company Growth Fund, Strong Mid Cap

Disciplined Fund, Strong Mid Cap Fund, Strong Small Cap Fund, Strong Technology 100 Fund, Strong Technology Index Plus Fund, Strong U.S. Emerging Growth Fund, and Strong Value Fund.

31. Defendant Strong Government Securities Fund, Inc. is the registrant and issuer of the Strong Government Securities Fund.

32. Defendant Strong Heritage Reserve Series, Inc. is the registrant and issuer of the following Strong Funds: Strong Heritage Money Fund, Strong Investors Money Fund and Strong Step 1 Money Fund.

33. Defendant Strong High-Yield Municipal Bond Fund, Inc. is the registrant and issuer of the Strong High-Yield Municipal Bond Fund.

34. Defendant Strong Income Funds, II, Inc. (f/k/a Strong Institutional Funds, Inc.) is the registrant and issuer of the Strong Advisor Bond Fund (f/k/a Strong Bond Fund).

35. Defendant Strong Income Funds, Inc. is the registrant and issuer of the following Strong Funds: Strong Advisor Municipal Bond Fund, Strong Corporate Income Fund, Strong High-Yield Bond Fund, Strong Short-Term High Yield Bond Fund, Strong Short-Term Income Fund and Strong Stable Value Fund.

36. Defendant Strong Income Trust is the registrant and issuer of the Strong Florida Municipal Money Market Fund.

37. Defendant Strong International Equity Funds, Inc. (f/k/a Strong International Stock Fund, Inc.) is the registrant and issuer of the following Strong Funds: Strong Advisor International Core Fund, Strong Foreign MajorMarketsSM Fund, Strong International Stock Fund and Strong Overseas Fund.

38. Defendant Strong International Income Funds, Inc. is the registrant and issuer of the following Strong Funds: Strong Global High-Yield Bond Fund and Strong International Bond Fund.

39. Defendant Strong Large Cap Growth Fund, Inc. (f/k/a Strong Total Return Fund, Inc.) is the registrant and issuer of the Strong Large Cap Growth Fund (f/k/a Strong Total Return Fund).

40. Defendant Strong Life Stage Series, Inc. is the registrant and issuer of the following Strong Funds: Strong Aggressive Portfolio, Strong Conservative Portfolio and Strong Moderate Portfolio.

41. Defendant Strong Money Market Fund, Inc. is the registrant and issuer of the Strong Money Market Fund.

42. Defendant Strong Municipal Bond Fund, Inc. is the registrant and issuer of the Strong Municipal Bond Fund.

43. Defendant Strong Municipal Funds, Inc. is the registrant and issuer of the following Strong Funds: Strong Intermediate Municipal Bond Fund, Strong Minnesota Tax-Free Fund, Strong Municipal Advantage Fund, Strong Municipal Money Market Fund, Strong Municipal Ultra Short Fund, Strong Short-Term High Yield Municipal Fund, Strong Tax-Free Money Fund, Strong Ultra Strong-Term Municipal Income Fund and Strong Wisconsin Tax-Free Fund.

44. Defendant Strong Opportunity Fund II, Inc. is the registrant and issuer of the Strong Opportunity Fund II.

45. Defendant Strong Opportunity Fund, Inc. is the registrant and issuer of the following Strong Funds: Strong Advisor Endeavor 20 Fund, Strong Advisor Select Fund, Strong Advisor U.S. Mid Cap Growth Fund, Strong Advisor U.S. Small/Mid Cap Growth Fund, Strong Endeavor Fund, Strong Opportunity Fund and Strong Science and Technology Fund.

46. Defendant Strong Short-Term Bond Fund, Inc. is the registrant and issuer of the Strong Short-Term Bond Fund.

47. Defendant Strong Short-Term Global Bond Fund, Inc. is the registrant and issuer of the following Strong Funds: Strong Advisor Short Duration Bond Fund (f/k/a Strong Short-Term Global Bond Fund) and Strong Advisor Strategic Income Fund (f/k/a Strong Advisor Aggressive High-Yield Bond Fund).

48. Defendant Strong Short-Term Municipal Bond Fund, Inc. is the registrant and issuer of the Strong Short-Term Municipal Bond Fund.

49. Defendant Strong Variable Insurance Funds, Inc. is the registrant and issuer of the following Strong Funds: Strong Discovery Fund II, Strong Mid Cap Growth Fund II, Strong Multi Cap Value Fund II and Strong International Stock Fund II.

50. Hereinafter, the defendants listed in paragraphs 21 - 49 above are referred to collectively as the "Registrants." The Registrants issued shares of Strong Funds purchased by plaintiffs and other members of the Class during the Class Period pursuant to materially false and misleading registration statements as described herein.

**(d) The Director Defendants**

51. At all relevant times, all of the Strong Funds were governed by a single Board of Directors (the "Board"), consisting of Richard S. Strong and five purportedly "independent" directors: Defendants Willie Davis (since 1994); Gordon Greer (since March 1, 2002); Neal Malicky (since 1999); Stanley Kritzik (since 1995); and William Vogt (since 1995) (collectively, the "Director Defendants").

52. Defendant Richard S. Strong was an "interested" director (as defined in the Investment Company Act) of each Strong Fund by virtue of, *inter alia*, his position as chairman and chief investment officer of SCM. Although the remaining Directors were purportedly "independent," in fact, they were entrenched with some having served as a Director for as many as ten years. Indeed, other

than Richard S. Strong, who resigned in 2003, each of the Director Defendants remains a director of the Strong Funds notwithstanding the disclosure of the wrongdoing alleged herein. Moreover, each Director Defendant collected hundreds of thousands of dollars in annual salary during the Class Period.

**(e) The Transfer Agent**

53. Defendant Strong Investor Services, Inc. ("SIS"), a wholly-owned subsidiary of SFC, provides transfer agent and record keeping services for SCM and the Strong Funds. At all relevant times, SIS implemented procedures to monitor certain of the Strong Funds for market timing. SIS participated in and enabled the wrongdoing described herein by, among other things, circumventing its market timing policing procedures to allow Canary to engage in frequent, short-term trading of Strong Funds.

54. Defendants SFC, the Adviser Defendants, SII, the Registrants, SIS and the Director Defendants are referred to collectively as the "Strong Defendants."

**2. The Market Timing Defendants**

55. Defendants Edward J. Stern, Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary") participated in the wrongdoing described herein by, among other things, entering into a written agreement with SCM that allowed Canary to time Strong mutual funds in exchange for Canary's agreement to invest in a Strong hedge fund, Strong Special Investments LP.

56. Defendant Kaplan & Company Securities, Inc. ("Kaplan") is a registered broker dealer based in Boca Raton, Florida. Kaplan participated in and enabled the wrongdoing described herein by, among other things, facilitating defendant Canary's frequent, short-term and late trading of Strong mutual funds.

57. Defendant Trautman Wasserman & Company, Inc. ("Trautman") is a registered broker-dealer based in New York, New York, and a Bank of America correspondent. Defendant Trautman participated in the wrongdoing described herein by, among other things, engaging in market timing of Strong Funds, including Strong Asia Pacific and International Stock Funds, through defendant Bank of America on behalf of numerous market timing customers.

58. Defendant Pritchard Capital Partners, LLC ("Pritchard") is a registered broker-dealer based in Mandeville, Louisiana and a Bank of America correspondent. Defendant Pritchard participated in the wrongdoing described herein by, among other things, engaging in market timing of Strong Funds, including Strong Enterprise, Strong International Stock and Strong Short-Term Bond Funds, through defendant Bank of America on behalf of numerous market timing customers.

59. Defendant Aurum Securities Corp. ("Aurum") is a registered broker-dealer based in San Jose, California and a Bank of America correspondent. Defendant Aurum participated in the wrongdoing described herein by, among other things, engaging in massive market timing of Strong Funds, including the Strong Advisor Mid Cap Growth, Strong Discovery, Strong Enterprise, Strong Growth & Income, Strong Multi Cap Value, Strong Opportunity and Strong Short-Term Bond Funds, through defendant Bank of America on behalf of numerous market timing customers.

60. Defendants Ryan Goldberg and Michael Grady were, at all relevant times, employees of Brean Murray & Co., Inc., a registered broker-dealer based in New York, New York. Goldberg and Grady participated in and enabled the wrongdoing described herein by, among other things, arranging Canary's market timing agreement with Strong for which they were paid a fee.

61. Defendant Prudential Securities, Inc. ("Prudential") was, prior to July 1, 2003, a wholly owned broker-dealer subsidiary of Prudential Financial, Inc. On July 1, 2003, its ownership was

transferred to Wachovia Securities, LLC, a joint venture subsidiary of Wachovia Corporation and Prudential Financial, Inc. During the Class Period, Prudential actively encouraged and facilitated timing of at least the following Strong Funds by certain of its preferred clients: Strong Advisor Bond Fund, Strong Advisor International Core Fund, Strong Advisor Short Duration Bond Fund, Strong Balanced Fund, Strong Corporate Bond Fund, Strong Government Securities Fund, Strong International Stock Fund, and Strong Opportunity Fund. Prudential developed a "shotgun" system that allowed its market timing clients to scatter trades across various mutual funds rather than placing one or a few large trades with a few mutual fund families. This "scattershot" approach allowed timers to maximize their use of available capacity.

62. Hereinafter, defendants Canary, Kaplan, Aurum, Pritchard, Trautman, Goldberg, Grady, and Prudential will be referred to collectively as the "Market Timing Defendants."

### 3. <u>The Clearing Defendants</u>

63. Defendant Bank of America Corporation, through its subsidiary defendant Banc of America Securities LLC (collectively, "Bank of America") is a registered broker-dealer and investment advisor. Defendant Bank of America participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic platform to engage in timing and late trading of Strong Funds.

64. Defendant Bear Stearns Securities Corporation is a Delaware corporation and a registered broker-dealer that cleared the securities transactions of its affiliate, defendant Bear Stearns & Co. Inc. and its customers during the Class Period. Bear Stearns & Co. Inc. is a Delaware corporation, a registered broker-dealer and a global investment banking firm. Defendants Bear Stearns Securities Corporation and Bear Stearns & Co. Inc. are referred to collectively herein as "Bear Stearns." The

clearing division of Bear Stearns is utilized by hundreds of smaller brokerages – known as "correspondents." For example, at all relevant times, defendant Kaplan was a correspondent of defendant Bear Stearns. Defendant Bear Stearns participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic platform to engage in timing and late trading of Strong Funds.

65. Defendant AST Trust Co. is the successor in interest to Security Trust Company, which, at all relevant times, was an unregistered financial intermediary. Defendant Grant D. Seeger was Security Trust Company's Chief Executive Officer from 1998 until his resignation on October 5, 2003. (AST Trust Co., Security Trust Company, and Seeger will be referred to collectively as "STC"). Defendant STC participated in and enabled the wrongdoing alleged herein by knowingly or recklessly allowing market timers, including Canary, to use its electronic clearing platform to engage in timing and late trading of Strong Funds.

66. Hereinafter, defendants Bank of America, Bear Stearns and STC will be referred to collectively as the "Clearing Defendants."

67. The activities of the Clearing Defendants were central to the success of the fraudulent scheme alleged herein. For example, certain Clearing Defendants, such as Bear Stearns and Bank of America, actually installed special computer equipment for timers and their brokers that provided direct access to their clearing platforms and allowed timers to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and commissions.

## CLASS ACTION ALLEGATIONS

68. The claims alleged herein are asserted on behalf of Class consisting of all persons who purchased and/or held shares in any mutual fund in the Strong fund family adversely affected by market

timing which funds and/or their registrants/issuers were advised by Strong Capital Management, Inc. (the "Funds") during the period January 1, 1999 to September 3, 2003, inclusive (the "Class Period") (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns, and any entity in which any defendant has or had a controlling interest, and any other person who engaged in the unlawful conduct described herein (the "Excluded Persons"). Also excluded are any officers, directors, or trustees of the Excluded Persons, and all directors and portfolio managers of the Funds.

69. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the Class. Record owners and other members of the Class may be identified from records maintained by the Strong Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

70. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of law that is complained of herein.

71. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

72. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether defendants' acts as alleged herein violated the law and/or their fiduciary duties;

(b) Whether statements made by defendants to the investing public during the Class Period omitted material facts about market timing of the Strong Funds; and

(c) Whether, and to what extent, the members of the Class have sustained damages and the proper measure of damages.

73. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

## SUBSTANTIVE ALLEGATIONS

### A. Market Timing And The Forward-Pricing Rule

74. An open-end mutual fund is an entity in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, investors receive shares in the mutual fund in an amount directly proportionate to the amount of their investment (*i.e.*, the larger the amount invested, the more shares the investor receives in the fund). This cash is then used to purchase stocks or other securities, consistent with the investment goals and objectives of the fund. Mutual fund shares are issued to fund investors pursuant to registration statements and prospectuses that must comply with the Securities Act and the Investment Company Act.

75. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as

investors withdraw assets. The value of these shares is calculated at 4:00 p.m. each day (the close of trading on the New York Stock Exchange), by determining the Net Asset Value ("NAV") of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

76. Since mutual fund shares are priced only once per day (at 4:00 pm), the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated before his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

77. To prevent this arbitrage opportunity, the SEC in 1979 enacted Rule 22c-1 under the Investment Company Act, which requires fund sales or redemptions to be based on prices calculated after the fund is sold or redeemed. This "forward-pricing rule" means that mutual fund investors who place orders during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the New York Stock Exchange. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 information" prior to making an investment decision.

78. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after the investor purchases his shares, still might not incorporate all public information.

79. The following example illustrates how this can work. Assume that on a Monday the New York stock exchange has a strong day, with various indices showing increased prices. A market timer could conclude that based on the strong day in the American markets, the Asian markets (which, because of time zone differences, open after the New York market closes and close in the middle of the night New York time) will similarly have a strong day. Based on that conclusion, on that Monday the market timer buys U.S. mutual funds that invest heavily in companies that trade on Asian exchanges. Because of forward pricing, the timer's purchase price is based on the NAV for the fund calculated at 4:00 pm on Monday, which (because the Asian markets have not yet opened) does not incorporate any assumed increase in Asian markets. Overnight, the Asian markets open and close with strong price increases. By the time the fund's NAV is recalculated at 4:00 p.m. on Tuesday, the market timer will have achieved a significant return on its investment, which the timer can cash out. If the timer chooses to hold its investment, then by timing its redemption of these shares to take advantage of foreknowledge of likely drops in Asian stock prices, the market timer minimizes any loss suffered on this investment.

80. This kind of frequent trading to take advantage of information delay in the pricing of mutual funds to achieve short-term gains is called "market timing." Market timing opportunities are not limited to mutual funds holding foreign investments, but also arise in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed.

81. Indeed, according to one significant market timer who ran a market timing hedge fund, market timers believed that there was timing potential even in large cap funds where prices of individual stocks held by the fund slightly lagged behind general market movements. Thus, with few exceptions virtually all mutual funds are timeable according to this source.

82. Market timing causes significant harm to long-term buy and hold investors in mutual funds. First, by allocating market gains to themselves that should have been allocated among all funds (and by avoiding losses that should have been borne by all funds), market timers cause dilution of the value of long-term shareholders' investments. Because of market timing activity, the NAV of the funds (and thus the price at which the funds are sold and purchased) becomes lower than what it would be absent market timing. Effectively, market timers steal profits that rightfully belong to long-term fund shareholders.

83. The harm to mutual fund investors from market timing extends beyond dilution. Successful market timing requires repeated, rapid trading of mutual fund shares with significant amounts of cash, which in turn dramatically increases transaction costs, such as commissions, on funds that eat away at returns of long-term investors. In addition, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which imposes costs on the fund's long-term investors.

84. Market timing also harms other mutual investors by forcing mutual fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are sometimes forced to enter into special investments as an attempt to "hedge" against timing activity, thus deviating

altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

85. Experts estimate that mutual fund investors have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion ***per year*** to timers. Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage- Proofing Mutual Funds* (2002) (submitted to the Stanford Graduate School of Business), available at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf; Jason Zweig, *The Great Fund Rip Off*, MONEY, October 2003, at 51. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion ***per year*** from long term fund shareholders. http://www.srimedia.com/artman/publish/article_786.shtml. To compensate funds for the dilution and other harms caused by market timing, numerous funds, including Strong, impose redemption fees on short term trades. Since 1998, certain Strong Funds (Strong Advisor Large Company Core Fund, Strong Index 500 Fund, Strong Technology 100 Fund, Strong High Yield Bond Fund, Strong Large Company Growth Fund, Strong Science and Technology Fund, Strong Internet Fund, Strong Overseas Fund, Strong Asia Pacific Fund, and Strong Dow 30 Fund) have at times during the Class Period imposed redemption fees ranging from 0.50% to 2.00% for investments held for periods as short as two weeks to as long as one year (but more typically six months).

86. The serious harm to long term investors from market timing was well known to the Strong Defendants. For example, in February 1999, in response to frequent trading by some Strong entities' employees in their 401(k) accounts, Thomas Lemke, Strong's General Counsel, disseminated an e-mail to all employees, including Richard S. Strong, stating that frequent short-term trading of the Strong funds was unacceptable because it "increases the fund's expenses and can be disruptive to the

portfolio manager's ongoing investment program for the fund." Similarly, brokers of Strong mutual fund shares who were identified as market timers by SIS received letters stating that their short-term trading would not be tolerated because in Strong's experience "short-term trading activity is disruptive to the management and operations of our portfolios." Retail customers identified as timers were also told that frequent in and out trading was damaging to other investors in the fund and, therefore, was not permitted. The disruption and transaction costs caused by market timing were also cited in Prospectuses as reasons certain Strong Funds began imposing redemption fees on short term exchanges in 1998.

87. Given the recognized harm to long term investors from market timing activity described above, SCM, through its wholly owned subsidiary SIS, had various mechanisms in place purportedly to detect and eliminate market timing activity. The monitoring procedures employed by SIS differed depending on whether the trading occurred in the accounts of retail customers; *i.e.*, investors who purchased shares directly from SIS, or in the accounts of intermediary customers, *i.e.*, third-party beneficiaries such as broker dealers who have agreements in place to sell Strong funds. SIS' timing police monitored four international funds on the retail side of the business and nine funds, including domestic and international funds, on the intermediary side.

88. According to the Prospectuses, Strong viewed the following factors as indicative of market timing activity: (i) a request for an exchange out of a fund within two weeks of an earlier exchange request; (ii) more than two exchanges in a quarter; or (iii) exchanged shares equal to at least $5 million, or more than 1% of the fund's assets.

89. In fact, however, the purpose of Strong's market timing detection mechanisms was not to protect investors from market timing, but rather to prevent investors who were not favored from taking away the limited opportunities available to time Strong Funds from investors who Strong favored. No

mutual fund could permit unlimited market timing and survive because such activity comes at the expense of, and decimates the returns for, long-term shareholders, who would flee the fund. As one Strong employee explained to a small retail customer who was identified as having timed Strong funds, "if everybody did that, it would be hard to have any holdings for the fund." Strong and other mutual fund complexes soon realized, however, that allowing a limited amount of timing by wealthy investors and hedge funds could be extraordinarily profitable. Although the returns of long-term shareholders were diminished by such arrangements, the timers and their agents, who were anxious to acquire as much capacity as they could given the relatively risk free returns they could achieve through timing, competed with each other for the limited available capacity. Thus, mutual fund complexes, including Strong, were able to negotiate increasingly lucrative agreements with the timers. While Strong, the market timers and their facilitators earned enormous fees and profits from these arrangements, these earnings came at the direct expense of long-term buy and hold investors in the Strong funds such as plaintiffs and members of the Class.

## B. Strong Allows Market Timers to Time Strong Funds

### 1. Richard S. Strong

90. Richard Strong has admitted that he personally timed Strong Funds to reap personal profits at shareholders' expense. As set forth more fully below, from 1998 to 2003, Richard Strong engaged in frequent trading of at least ten Strong funds in forty accounts that he managed for himself, family and friends, often selling shares fewer than 30 days after purchasing them in a fund. On certain occasions, Richard Strong sold shares only one trading day after a purchase. Aggregated across Strong funds, Richard Strong was responsible for more than 1,400 redemptions during this period as follows: 52 in 1998; 229 in 1999; 413 in 2000; 510 in 2001; 56 in 2002; and 197 in 2003. Richard Strong

typically traded hundreds of thousands of dollars worth of fund shares per trade, and on at least one occasion, the value of a short-term round trip trade exceeded $1 million. Some of this trading occurred in the Strong Discovery Fund during the time Richard Strong was the portfolio manager (March 1998 to August 2000). In March and April 1998 alone, Strong made at least 13 redemptions in the Discovery Fund and thereby obtained a far higher rate of return than long term buy and hold shareholders in the fund. Neither Richard Strong nor any of the Strong entities disclosed Strong's frequent trading to plaintiffs or other Class members, nor the millions of dollars in profits that he realized as a result.

91. Incredibly, Richard Strong's short-term trading was detected by defendant Hooker during a compliance review in 2000, but was allowed to continue and, in fact, increased in frequency following its detection. After being confronted by in-house counsel and providing false assurances that he would stop, Richard Strong engaged in his most frequent trading, making approximately 559 redemptions between 2000 and 2003. Defendant Hooker, who was supposed to be monitoring Richard Strong's trading during this period, failed to implement any compliance measures to monitor or prohibit Richard Strong's market timing.

**2. <u>Canary</u>**

92. Beginning in 2000, Canary engaged in short-term trading and late trading of various Strong funds including Strong Overseas Fund, Strong Asia Pacific Fund, and Strong Equity Growth Fund with the assistance of defendants Bear Stearns, Bank of America, STC and Kaplan.

93. Pursuant to a written agreement dated February 29, 2000, Canary retained Kaplan "to execute non-discretionary transactions...in Mutual Funds at [Canary's] direction." The agreement provided, among other things, that Canary would provide Kaplan with "[a] preliminary daily trade blotter specifying contemplated [t]ransactions to be executed by Kaplan & Co. for [Canary] for that

day." Pursuant to the agreement, this preliminary trade blotter specifying the name and dollar amount of each mutual fund that might be bought or sold each day, was to be provided to Kaplan by fax or e-mail no later than 2:30 p.m. EST. However, the agreement provided that final instructions for trades to be executed on behalf of Canary did not have to be provided until 4:30 p.m. EST, a half an hour after the 4:00 p.m. market close. Canary used this late trading capability to trade Strong as well as other mutual funds.

94. Kaplan was a correspondent broker of defendant Bear Stearns, whose enormous clearing division helped facilitate both market timing and late trading. Bear Stearns' clearing platform was known to insiders as an open door for market timing because it routinely accepted orders from clearing customers after the 4:00 p.m. market close. Although Bear Stearns originally sought to justify this practice as necessary to cope with a deluge of paperwork received at the end of the trading day, Bear Stearns continued to accept trades after the market close even after it switched to an electronic order system. Even with the electronic system in place, orders were accepted up until 5:45 p.m. and processed at the 4:00 p.m. price. A well known market timer who ran a market timing hedge fund confirmed that Bear Stearns was well aware that its platform was being used by timers. This timer attended a meeting with a representative of Kaplan and a Mr. Acosta, the compliance officer at Bear Stearns' Boca Raton office, at which the timer's desire to utilize Bear Stearns' trading platform for market timing was openly discussed and approved. Bear Stearns cleared trades for numerous publicly identified timing brokers and hedge funds in addition to Kaplan and Canary, including Samaritan Asset Management, Brean Murray, Ritchie Capital, Empire Management and Ilytat.

95. Between 2001 and late 2002, Canary also traded Strong Funds with the assistance of defendant Bank of America. Canary had an extensive late trading and timing relationship with Bank of

America and its broker-dealer subsidiary Banc of America Securities. In June 2001, Bank of America installed computer equipment in Canary's offices that gave Canary direct access to the bank's clearing function. This connection allowed Canary to buy and sell hundreds of mutual funds, including Strong's, until 4:30 p.m. Eastern Time. Bank of America also provided Canary $300 million to finance this late trading and market timing of Strong and other funds. Bank of America collected a so-called "wrap" fee of one-half of one percent of the assets in Strong and other mutual funds traded through the platform. Bank of America also provided hundreds of millions of dollars in financing to Canary for which Canary paid the generous rate of LIBOR (London InterBank Offered Rate) plus 1.25%.

96. Canary also used defendant STC's electronic trading platform to time and late trade Strong Funds. In April 2000, representatives of Canary contacted defendant Seeger, CEO of STC, to discuss Canary's interest in using STC's electronic trading platform to engage in timing and late trading of mutual funds, including Strong Funds. Due to its business of processing trades for third party administrators and custodial accounts, STC had the ability to submit trades as late as 9:00 p.m. Eastern time and still receive the 4:00 p.m. price. Between May 2000 and July 2003, Canary used STC's platform to trade shares of 397 different mutual funds, including Strong Funds. Almost all of these trades were submitted to STC after 4:00 p.m. Eastern time, and approximately 82% were sent to STC between 6:00 p.m. and 9:00 p.m. In return, STC was paid 4% of the profits Canary earned from its trading using STC's platform.

97. In July 2001, Lawrence S. Leibowitz, Director of Institutional Asset Management at defendant Kaplan offered Canary capacity to trade in two Strong Funds – Strong Growth 20 Fund and Strong Growth Fund. According to his e-mail to Canary, Leibowitz had obtained this capacity in negotiations with Strong. Canary declined this offer of capacity.

98. Then, in the Fall of 2002, defendant Michael Grady arranged a meeting between his partner, Ryan Goldberg, and Edward Stern and defendant Anthony D'Amato of Strong to discuss Canary's interest in timing Strong Funds. Stern explained that Canary wanted to actively trade certain Strong Funds and that it would invest millions of dollars for that purpose. Additionally, Stern and D'Amato discussed the possibility of Canary's making investments with other Strong entities such as hedge funds or cash management investments.

99. Following this meeting, Canary sent D'Amato an e-mail identifying 19 Strong funds Canary was interested in trading. D'Amato instructed a subordinate to contact the portfolio managers of these funds to determine whether they would permit Canary to trade their funds on a frequent basis. While most of the portfolio managers contacted denied Stern's request on the grounds that his trading would be disruptive and difficult to monitor, defendant Ognar, who was the portfolio manager of the Strong Growth 20, Growth, Advisor Mid-Cap Growth and Large Cap Growth Funds (collectively the "Growth Funds"), agreed to allow Canary to time these funds.

100. The parties' agreement was confirmed in a letter from SCM to Canary dated November 26, 2002, which stated in pertinent part:

> The following funds are available for your strategy;
>
> Strong Growth 20 Fund
> Strong Growth Fund
> Advisor Mid Cap Growth Fund
> Strong Large Cap Growth Fund
> Strong Dividend Income Fund
>
> If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets....
>
> All positions are limited to 1% of the assets within the fund. . . .

101. An internal Strong e-mail the same day described the agreement with Canary as follows:

> [Canary] will be opening a brokerage account . . . valued somewhere around $18 million. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund Purposes.

102. Aware that Canary's trading would be detected and rejected as market timing by SIS, in an e-mail exchange on November 27, 2002, SCM employees discussed alerting Strong's clearing agent and SIS to the Canary agreement so that Canary's trades would not be rejected for "flipping."

103. Pursuant to the November 26, 2002 agreement, Strong also provided Canary with detailed breakdowns of the portfolios (*i.e.*, insider knowledge regarding the investments) of the Growth Funds on at least seven occasions between November 2002 and June 2003. Canary used this information in the declining market of 2002 to effectively sell mutual funds short and profit on declining NAVs. Canary accomplished this by shorting the securities held by the fund at the same time that Canary bought shares of the fund, so that Canary's "long" position with respect to the fund was balanced by its "short" position with respect to securities held by the fund. This balance effectively made Canary "market neutral." Then, when a market event drove down the fund's price, Canary used timing strategies to redeem the fund shares at an artificially high price (before the fund's NAV reflected the downward market movement) and then close out its short position on the underlying securities with shares made cheaper by the downward market movement. This enormously profitable short selling strategy in the declining market of 2002 was only possible because of Strong's willingness to provide Canary with detailed portfolio holdings of Strong funds that was not available to plaintiffs and other members of the Class. By doing so, SCM blatantly ignored its own policy, which provided that

portfolio holdings were only to be disseminated to fund shares *via* semi-annual and annual reports filed with the SEC.

104. Beginning in December 2002, Canary opened three accounts at SII: Nichols Point Associates, LLC (December 2002); African Grey Capital Associates, LLC (March 2003); and Emu Capital, LLC (May 2003). Between December 2002 and May 2003, Canary engaged in approximately 135 round trip trades of the Growth Funds. To enable Canary's frequent trading, defendant SII directed defendant SIS to disable its market timing policing procedures with respect to Canary. Thus, although Canary's trades were of a magnitude and frequency that would normally be detected and rejected by SIS, Canary's trades were not blocked. SII informed SIS and Strong's clearing agent that Canary's account was allowed "special permission to buy and sell at any time." In memorializing what it had been told, Strong's clearing broker wrote "they [SCM] are bringing in a client who will be worth 3 billion over all to them....He will be actively trading Strong funds....Normally, we would recognize this as market timing."

105. As a *quid pro quo* for being allowed to time the Growth Funds, in March 2003, Canary invested $500,000 in Strong Special Investment LP, one of Strong's hedge funds.

106. Canary paid Goldberg and Grady a fee for their role in arranging Canary's timing agreement with Strong.

### 3. Broker-Dealers Timing Through Bank of America

107. Defendants Aurum, Pritchard and Trautman, through defendant Bank of America, engaged in massive market timing of Strong Funds on behalf of market timers other than Canary. These brokers engaged in round-trip market timing transactions valued at approximately $60,000,000 in at least the following Strong Funds: Strong Advisor Mid Cap Growth Fund, Strong Asia Pacific Fund,

Strong Discovery Fund, Strong Enterprise Fund, Strong Growth and Income Fund, Strong International Stock Fund, Strong Multi Cap Value Fund, Strong Opportunity Fund and Strong Short-Term Bond Fund. Canary accounted for only approximately $400,000 of this amount, less than 1%.

### 4. Prudential

108. According to a recent complaint filed by the SEC, between January 1, 2001, and September 15, 2003, market timing customers connected to Prudential's Boston office, with Prudential's knowledge and assistance, purchased and exchanged mutual fund shares worth more than $11.4 million from Strong. According to the SEC's complaint, the market timing by customers of Prudential's Boston office affected the following Strong Funds: Strong Advisor Bond Fund, Strong Advisor International Core Fund, Strong Advisor Short Duration Bond Fund, Strong Balanced Fund, Strong Corporate Bond Fund, Strong Government Securities Fund, Strong International Stock Fund, and Strong Opportunity Investor Fund.

109. While substantial, the timing activity at Prudential's Boston office pales in comparison to what went on in its New York office. According to a large mutual fund market timer, who ran a market timing hedge fund, Fred O'Meally, who worked at Prudential's office in New York, had a $500 million book of timing business. O'Meally was fired by Prudential in September 2003 and is currently under investigation by both the SEC and the New York Attorney General.

## C. Strong's Materially False and Misleading Prospectuses

110. None of the Prospectuses issued for any Strong Fund during the Class Period contained any sort of disclosure that Strong had agreed to allow wealthy insiders and hedge funds and other market timers to steal mutual fund profits that rightfully belonged to long term shareholders, an obviously material fact to mutual fund investors.

111. The Prospectuses were materially false and misleading because they each failed to disclose the material and adverse facts set forth in paragraphs 74 - 109 above, including, *inter alia*, that:

(a) Strong had entered into agreements with certain preferred investors that permitted these investors to time their trading of the Strong Funds' shares;

(b) Pursuant to these agreements, certain preferred investors regularly timed their trading in the Strong Funds' shares;

(c) The Strong Defendants regularly allowed certain preferred investors to engage in trades that (i) stole profits from long-term fund shareholders, (ii) were disruptive to the efficient management of the Strong Funds, and (iii) increased the Strong Funds' costs and thereby reduced the Strong Funds' actual performance;

(d) Richard Strong was timing numerous Strong Funds, including a fund that he managed; and

(e) Defendants benefited financially from this market timing and late trading activity at the expense of long term buy and hold shareholders in Strong Funds.

112. To make matters worse, each Strong Prospectus issued during the Class Period indicated that the Strong Funds did not allow market timing. Among other things, each Prospectus states:

> We reserve the right to:
>
> ***
>
> -- Reject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

113. In addition, almost all Prospectuses issued during the Class Period prior to December 1998 also contained the following language indicating that market timing would not be permitted:

> Since an excessive number of exchanges may be detrimental to the Funds, each Fund reserves the right to discontinue the exchange privilege … at any time.

114. Moreover, since the end of 2000, most Strong Prospectuses have added the following information regarding the Funds' prohibitions of market timing:

> The Funds will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request, (2) have exchange shares out of a Fund more than twice in a calendar quarter, (3) have exchanged shares equal to at least $5 million or more than 1% of a Fund's net assets, or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors.

## ADDITIONAL SCIENTER ALLEGATIONS

115. As alleged herein, defendants acted with scienter in that defendants knowingly or recklessly participated in a scheme to defraud plaintiffs and other purchasers and shareholders of Strong mutual funds and profited from their participation in said scheme as set forth herein.

### A. The Strong Defendants

116. The Strong Defendants permitted and/or engaged in market timing of Strong mutual funds as alleged herein. Defendant Richard S. Strong engaged in market timing of Strong Funds for his own account, and defendant SCM entered into contracts with known market timers that explicitly permitted the wrongdoing complained of herein, and had employees whose job was to enable trading by market timing entities. In addition, Strong was otherwise able to detect market timing through the activities of SIS but disabled or ignored these mechanisms as to trading by defendants Richard S. Strong and Canary. Further, SCM's most senior management, including defendants D'Amato and Hooker have admitted that they were aware of market timing of Strong Funds by Richard Strong and/or Canary.

117. In addition, each of the Strong Defendants knew that this market timing activity was enormously harmful to long-term buy and hold investors in Strong Funds. Moreover, each of the Strong Defendants knew that the public documents and statements issued or disseminated in the name of the Strong Funds were materially false and misleading because they did not disclose that insiders and other favored investors were being allowed to time their trading of Strong Funds; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents in violation of their fiduciary duty and as primary violations of the federal securities laws.

118. As set forth elsewhere herein in detail, the Strong Defendants, by virtue of their receipt of information reflecting the true facts regarding Strong Funds, their control over, and/or receipt and/or modification of Strong Funds' allegedly materially misleading misstatements and/or their associations with the Strong Funds which made them privy to confidential proprietary information concerning the Strong Funds, participated in the fraudulent scheme alleged herein.

119. The Strong Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. Large investors attracted to the Strong Funds by market timing arrangements increased the amount of funds under management and permitted SCM, among other things, to receive increased management fees. SCM earned advisory and management fees ranging from approximately 0.6% to 3.3% annualized of the average daily net asset value of the Strong Funds. Thus, the large infusions of cash provided by market timers, while detrimental to other investors in the funds themselves, were a source of large profits to the Strong Defendants by dramatically increasing the amount of assets under management, and thereby increasing the dollar amount of fees payable from those assets.

120. This receipt of increased fees became particularly important for Strong when, in 2000, there were dramatic declines in the stock markets, which caused Strong's assets under management (and thus the fees earned on these assets) to decline dramatically as well.

121. In addition, defendant Richard S. Strong himself timed Strong Funds and earned millions of dollars as a result of this activity, at the expense of plaintiffs and members of the Class.

122. The Director Defendants also were highly motivated to allow and facilitate the wrongful conduct alleged herein. The Director Defendants enjoyed lucrative compensation packages which dramatically increased during the same time frame that Richard Strong and others were actively market timing the Strong Funds. In 1998, Strong's purportedly "disinterested" Directors received annual fees of $50,000, plus $100 per Board meeting for each Strong Fund, in addition to travel and other expenses incurred in connection with attending the meetings. Within two years, the compensation of the purportedly "disinterested" directors was increased to an annual fee of $86,000 plus $6,000 per Board meeting. Defendant Vogt, the chairman of the independent directors, received $94,600, plus $6,600 per Board meeting. By 2003, the five "independent" directors responsible for representing the interests of shareholders were paid between $145,898 and $161,843.

123. The Strong Defendants' scienter is further evidenced by their failure to cooperate with regulators. SCM received a subpoena from the New York Attorney General in July 2003 calling for the production of documents relating to "timing." The subpoena was followed in August by a series of phone calls informing SCM's counsel that the Attorney General was investigating the "phenomenon of market timing." There requests were transferred to defendant Hooker, who gathered documents and provided them to counsel for production to the Attorney General. However, Hooker did not disclose Richard Strong's trading or produce his trading records. Thereafter, the SEC commenced an on-site

examination of Strong regarding market timing of the Strong Funds. On the first day of the examination, the SEC staff requested information about all market timers and market timing or frequent trading of the Strong Funds. However, the Strong Defendants did not disclose to the Commission staff that Richard Strong had frequently traded Strong Funds until October 10, 2003 even though defendant Hooker, who was primarily responsible for gathering and producing documents responsive to the SEC's requests, was aware of Richard Strong's frequent trading. Moreover, Strong withheld unquestionably relevant document relating to Richard Strong's market timing activities until as late as January 2004.

**B. <u>The Market Timing Defendants</u>**

124. The Market Timing Defendants timed Strong Funds to the detriment of plaintiffs and members of the Class. The Market Timing Defendants' scienter is evidenced by one or more of the following: (i) written agreements to time Strong Funds; (ii) their awareness of the Prospectuses' language prohibiting market timing and of the fact that their agreements to time Strong Funds were not disclosed; (iii) their awareness that this activity came at a long-term shareholders' expense, and (iv) their awareness that Strong had mechanisms in place to prevent market timing that were disabled as to the Market Timing Defendants.

**C. <u>The Clearing Defendants</u>**

125. The Clearing Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions they received for processing the market timer and late trading transactions. The Clearing Defendants also benefited from their role as the executors of market timing and late trading by leveraging various *quid pro quo* benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and

private client services. By collecting such fees and other benefits, the Clearing Defendants directly benefited from the rapid in-and-out trading by certain of the market timers, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

## CAUSES OF ACTION

## FIRST CLAIM FOR RELIEF

## VIOLATION OF SECTION 11 OF THE SECURITIES ACT

**(Against the Registrants, Strong Investments, Inc., and the Director Defendants)**

126. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

127. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, against the Registrants, Strong Investments, Inc., and the Director Defendants on behalf of the Class members who purchased any of the Strong Funds subject to a Prospectus whose effective date was on or after September 5, 2000.

128. Defendants violated Section 11 of the 1933 Act in that the Prospectuses issued for the Strong Funds contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose, *inter alia*, the following material and adverse facts:

(a) Contrary to the representation that it was Strong's policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

(b) Strong regularly allowed, and had entered into agreements which allowed, Strong insiders and certain investors to engage in timed trading that was disruptive to the efficient management of the Strong Funds and/or increased the Strong Funds' costs and thereby reduced the Strong Funds' actual performance; and

(c) Pursuant to these unlawful agreements, Strong benefited financially at the expense of the Strong Fund investors.

129. Defendants issued, caused to be issued, and participated in the issuance of the materially false and misleading statements and/or omissions of material facts that were contained in the Prospectuses.

130. Defendants, and each of them, had the duty to investigate the information contained in the Prospectuses, and failed to satisfy that duty. Defendants, and each of them, owed to the Strong Fund shares, including plaintiffs and the Class, the duty to ensure that the statements contained in the Prospectuses were true and complete and that there was no omission of material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the Prospectuses, as herein alleged, defendants, and each of them, are liable to plaintiffs and the Class.

131. Prior to purchasing and/or reinvesting in Strong Fund shares, plaintiffs and the Class members were provided with the appropriate Prospectuses, without the knowledge of the untruths and/or

omissions contained therein. Plaintiffs and Class members purchased and/or reinvested in the shares of the Strong Funds traceable to the false and misleading Prospectuses.

132. As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, plaintiffs and the Class suffered substantial damages.

133. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Strong Funds shares traceable to the defective Prospectuses, plaintiffs and the Class members were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

## SECOND CLAIM FOR RELIEF

## VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

### (Against Strong Investments, Inc. and Richard S. Strong)

134. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth herein, except that for purposes of this claim, plaintiffs exclude and disclaim any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

135. This claim is brought against Strong Investments, Inc. and Richard S. Strong pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Class members who purchased any of the Strong Funds on or after September 5, 2000.

136. Strong Investments, Inc. and Richard S. Strong were responsible for the preparation and dissemination of the Prospectuses referred to above. Each Prospectus contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light

of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) Contrary to the representation that it was the Strong's policy and practice to monitor, detect, deter, and prevent market timing because of its adverse effect on long-term investors, market timing routinely went unchecked and the Strong Defendants enforced their stated policy only selectively;

(b) Strong entered into express agreements which permitted certain Strong insiders and wealthy investors to engage in trades that were disruptive to the efficient management of the Strong Funds and/or increased the Strong Funds' costs, thereby reducing performance; and

(c) Pursuant to these unlawful agreements, Strong benefited financially at the expense of the Strong Fund investors.

137. Strong Investments, Inc. and Richard S. Strong owed to plaintiffs and other Class members the duty to make reasonable and diligent investigation of the statements contained in each Prospectus and other offering materials to insure that such statements were true and that there were no omissions of material fact required to be stated in order to make the statements contained therein not materially misleading.

138. Strong Investments, Inc. and Richard S. Strong sold and/or solicited the sale of shares in the Strong Funds pursuant to the Prospectuses referred to above for Strong's financial gain.

139. Plaintiffs and other Class members purchased shares in the Strong Funds pursuant to these false and misleading Prospectuses. Plaintiffs and other Class members did not know, and in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in or made in connection with the Prospectuses.

140. By reason of the misconduct alleged herein, Strong Investments, Inc. and Richard S. Strong violated Section 12(a)(2) of the Securities Act and plaintiffs and other Class members who purchased shares in the Strong Funds have the right to rescind and recover the consideration paid for those shares and those whose shares have less value than the time these shares were purchased hereby elect to rescind and tender their shares to Strong Investments, Inc. Plaintiffs and other Class members who have sold their shares are entitled to rescissory damages.

141. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Strong Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements and omissions herein and could not reasonably have possessed such knowledge.

## THIRD CLAIM FOR RELIEF

## VIOLATION OF SECTION 15 OF THE SECURITIES ACT

**(Against Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong)**

142. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation to the extent such allegation could be construed as alleging fraud or intentional or reckless misconduct.

143. This claim is brought pursuant to Section 15 of the Securities Act against Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong on behalf of the Class members who purchased any of the Strong Funds on or after September 5, 2000.

144. The Registrants and Strong Investments, Inc. are liable under Section 11 or 12(a)(2) of the Securities Act as set forth herein.

145. Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong were "control persons" of the Registrants and Strong Investments, Inc. within the meaning of Section 15 of the Securities Act, by virtue of their operational control and/or authority over such funds. Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants and Strong Investments, Inc. to engage in the wrongful conduct complained of herein. Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

146. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong are liable to plaintiffs and other Class members to the same extent as are each of the Registrants and Strong Investments, Inc. for primary violations of Section 11 or 12(a)(2) of the Securities Act.

147. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Strong Financial Corporation, Strong Capital Management, Inc. and Richard S. Strong.

## FOURTH CLAIM FOR RELIEF

## VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

**(Against Strong Capital Management, Inc., the Registrants, Strong Investments, Inc., Strong Investor Services, Inc., Richard S. Strong, Anthony J. D'Amato, Thomas A. Hooker, Ronald Ognar, the Market Timing Defendants and the Clearing Defendants)**

148. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

149. This claim is brought on behalf of the Class pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against Strong Capital Management, Inc., the Registrants, Strong Investments, Inc., Strong Investor Services, Inc., Richard S. Strong, Anthony J. D'Amato, Thomas A. Hooker, Ronald Ognar, the Market Timing Defendants and the Clearing Defendants on behalf of all Class members who purchased Funds during the Class Period.

150. During the Class Period, each of the defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other members of the Class, as alleged herein and caused plaintiffs and other members of the Class to purchase Strong Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

151. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and/or (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Strong Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Strong Funds' assets and otherwise distorted the pricing of Strong Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

152. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme alleged herein.

153. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in Strong Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

154. Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

155. As a result of the manipulative scheme alleged herein and/or defendants' dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of Strong Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class were damaged by acquiring the shares or interests in the Strong Funds during the Class Period at distorted prices.

156. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Strong Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares at the distorted prices which they paid.

157. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

158. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class have suffered damages.

## FIFTH CLAIM FOR RELIEF

### VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

**(Against Strong Capital Management, Inc., the Registrants, Strong Investments, Inc., Strong Investor Services, Inc., Richard S. Strong, Anthony J. D'Amato, Thomas A. Hooker, Ronald Ognar, the Market Timing Defendants, and the Clearing Defendants)**

159. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

160. This claim is brought on behalf of the Class pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, against Strong Capital Management, Inc., the Registrants, Strong Investments, Inc., Strong Investor Services, Inc., Richard S. Strong, Anthony J. D'Amato, Thomas A. Hooker, Ronald Ognar, the Market Timing Defendants and the Clearing Defendants on behalf of all Class members who held funds during the Class Period and were injured in connection with the purchase and/or sale of the Funds by the market times and late trades, as alleged herein.

161. During the Class Period, each of the defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other members of the Class, as alleged herein and caused plaintiffs and other members of the Class to hold Strong Funds shares or interests and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

162. Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and/or (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Strong Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Strong Funds' assets and otherwise distorted the pricing of Strong Funds' shares in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

163. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme alleged herein.

164. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in Strong Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

165. Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

166. As a result of the manipulative scheme alleged herein and/or defendants' dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of Strong Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class were damaged by Strong's allowing market timers to effectively steal profits properly belonging to them.

167. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Strong Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have continued to hold their shares.

168. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

169. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class have suffered damages.

## SIXTH CLAIM FOR RELIEF

## VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT

**(Against Strong Financial Corporation and the Director Defendants)**

170. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

171. This claim is brought by the Class pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against Strong Financial Corporation and the Director Defendants.

172. Defendants Strong Capital Management, Inc., Strong Investments, Inc., Strong Investor Services, Inc. and the Registrants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder as alleged herein.

173. Defendants were control persons of Strong Capital Management, Inc., Strong Investments, Inc., Strong Investor Services, Inc. and the Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of Strong Capital Management's, Strong Investments', Strong Investor Services' and the Registrants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of Strong Capital Management, Strong Investments, Strong Investor Services and the Registrants, including the content and dissemination of the Prospectuses plaintiffs contend are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

174. In particular, each of the defendants had direct and supervisory involvement in the operations of Strong Capital Management, Strong Investments, Strong Investor Services and the Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

175. By virtue of their positions as controlling persons, defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class have suffered damages.

## SEVENTH CLAIM FOR RELIEF

## VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT

**(Against the Registrants, Strong Investments, Inc. and the Director Defendants)**

176. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

177. This claim is brought on behalf of the Class pursuant to Sections 34(b) of the Investment Company Act, 15 U.S.C. § 80a-33(b), against the Registrants, Strong Investments, Inc. and the Director Defendants.

178. Under Section 34(b) of the Investment Company Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a-30(a)]. It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

179. Defendants made or participated in making untrue statements of material fact in the registration statements of the Strong Funds.

180. Plaintiffs and other members of the Class have been injured as a result of defendants' statements, conduct, and violations.

## EIGHTH CLAIM FOR RELIEF

## VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

**(Against Strong Investments, Inc., the Director Defendants, Richard S. Strong, Anthony J. D'Amato, Thomas Hooker and Ronald Ognar)**

181. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

182. This claim is brought on behalf of the Class pursuant to Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a-35(a), against Strong Investments, Inc., the Director Defendants, Richard S. Strong, Anthony J. D'Amato, Thomas Hooker and Ronald Ognar.

183. Under Section 36(a), defendants are deemed to owe a fiduciary duty to plaintiffs and other members of the Class with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

184. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Strong Funds throughout the Class Period, solely for their own benefit, in violation of their fiduciary duties to their customers, *i.e.*, plaintiffs and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that plaintiffs and other members of the Class were prevented from making informed decisions about the true value and performance of the Strong Funds.

185. Plaintiffs and other members of the Class have been injured as a result of defendants' statements, conduct, and violations.

## NINTH CLAIM FOR RELIEF

## VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

**(Against the Adviser Defendants, Strong Investments, Inc., Strong Investor Services, Inc. and the Director Defendants)**

186. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

187. This claim is brought on behalf of the Class pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), against the Adviser Defendants, Strong Investments, Inc., Strong Investor Services, Inc. and the Director Defendants.

188. Under Section 36(b) of the Investment Company Act, defendants are deemed to owe a fiduciary duty to plaintiffs and other members of the Class with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

189. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Strong Funds throughout the Class Period and in violation of their fiduciary duties to their customers, *i.e.*, plaintiffs and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that plaintiffs and other members of the Class were not able to make informed decisions about the true value and performance of the Strong Funds.

190. Plaintiffs and other members of the Class have been injured as a result of defendants' statements and conduct.

**TENTH CLAIM FOR RELIEF**

**VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT**

**(Against Strong Financial Corporation)**

191. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

192. This claim is brought on behalf of the Class pursuant to Section 48(a) of the Investment Company Act, 15 U.S.C. §80a-47, against Strong Financial Corporation.

193. Under Section 48(a) of the Investment Company Act, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

194. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing of Strong Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiffs and other members of the Class. Defendants failed to reveal material facts concerning their conduct, such that plaintiffs and other members of the Class were unable to make informed decisions about the true value and performance of the Strong Funds.

195. Plaintiffs and other members of the Class have been injured as a result of defendants' statements and conduct as set forth herein.

**ELEVENTH CLAIM FOR RELIEF**

**BREACH FOR FIDUCIARY DUTY/CONSTRUCTIVE FRAUD**

**(Against the Adviser Defendants, the Registrants and the Director Defendants)**

196. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

197. This claim is asserted by the Class against the Adviser Defendants, the Registrants and the Director Defendants.

198. Defendants owed fiduciary duties to plaintiffs and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Strong family of funds. As a part of their fiduciary duties to plaintiffs and the Class, defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect long-term shareholders of mutual fund shares in the Strong family of funds from damage caused to their investments from market timing.

199. Defendants intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed trading in the Strong family of funds, by misrepresenting and concealing the existence of such market timing, and by placing their own financial interests above those of plaintiffs and members of the Class.

200. Defendants' breaches of their fiduciary duties to plaintiffs and the Class tended to deceive, to violate public and private confidence and to injure public interests.

201. Plaintiffs and members of the Class suffered injury as a result of defendants' conduct in the form of, *inter alia*, the following: increased transaction costs; requiring the family of funds to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and management fees.

202. Defendants' breaches of their fiduciary duties proximately caused the damages suffered by plaintiffs and the Class.

## TWELFTH CLAIM FOR RELIEF

## AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

**(Against Strong Investments, Inc., Strong Investor Services, Inc., the Market Timing Defendants and the Clearing Defendants)**

203. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

204. This claim is asserted by the Class against Strong Investments, Inc., Strong Investor Services, Inc., the Market Timing Defendants and the Clearing Defendants.

205. As alleged above, the defendants named in the Eleventh Claim For Relief owed a fiduciary duty to plaintiffs and members of the Class. That duty was breached when those defendants permitted favored investors to late trade and/or market time in the Strong family of funds.

206. Defendants knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the defendants named in the Eleventh Claim For Relief in breaching their fiduciary duties.

207. As a result of defendants' conduct, plaintiffs and members of the Class suffered damages.

## THIRTEENTH CLAIM FOR RELIEF

## UNJUST ENRICHMENT

**(Against All Defendants)**

208. Plaintiffs incorporate by reference the allegations set forth above as though fully restated herein.

209. This claim is asserted by the Class against all defendants.

210. Plaintiffs and members of the Class conferred a benefit on the defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from transactions connected with the Strong family of funds, to the detriment of plaintiffs and members of the Class.

211. Defendants' enrichment is directly and causally related to the detriment of plaintiffs and members of the Class.

212. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, defendants, inter alia, breached their fiduciary duties to plaintiffs and members of the Class and breached contracts with plaintiffs and members of the Class, and therefore defendants are not justified to retain the benefits conferred upon them.

213. As a result of all of the defendants' conduct, plaintiffs and members of the Class suffered damages.

214. There is no adequate remedy at law to compensate for the injuries of plaintiffs and members of the Class.

## PRAYER FOR RELIEF

**WHEREFORE**, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as representatives of the Class under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and the members of the Class against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiffs and members of the Class restitution, disgorgement of the unjustly earned profits of defendants, and punitive damages;

(d) Imposition of a Constructive Trust on any amounts by which any defendant was unjustly enriched as the result of breaches of fiduciary duty;

(e) An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

(f) Awarding plaintiffs and the members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(g) Such other and further relief as the Court may deem just and proper.

## JURY TRIAL DEMAND

Plaintiffs hereby demand trial by jury.

Dated: September 29, 2004

Respectfully submitted,


**MILBERG WEISS BERSHAD & SCHULMAN LLP**

/s/

Melvyn I. Weiss
David J. Bershad
Deborah Clark-Weintraub
Clifford S. Goodstein
Kim E. Levy
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

**Counsel for Lead Plaintiff Stephen J. Friedman, M.D. and Plaintiff Jeffrey P. Jannett and Lead Class Counsel of the Strong Subtrack**


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